August 7, 2025

David T. Doherty
Executive Vice President and Chief Financial Officer
Surgery Partners, Inc.
340 Seven Springs Way, Suite 600
Brentwood , Tennessee 37027

       Re: Surgery Partners, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-37576
Dear David T. Doherty:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services